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                                                                     EXHIBIT 2.3

From:  Remec, Inc. ("REMEC")
       9404 Chesapeake Drive
       San Diego
       California
       92123 USA

To:    Airtech Plc ("AIRTEC")
       Gatehouse Close
       Gatehouse Industrial Estate
       Aylesbury
       Bucks HP19 3DE

Date:  25 February 1999


Dear Sirs

We refer to our recent discussions and our intention, subject to the satisfaction of certain conditions, to make a recommended offer for the entire share capital, issued and to be issued, of Airtech (the "Offer").

You have requested us to set out in writing our conditional commitment to subscribe for shares in Airtech in the event that the Offer fails to become wholly unconditional for reasons relating to the non-availability of pooling of interests accounting treatment for a combination of Airtech and Remec. On the basis of the irrevocable commitments to accept the Offer which certain shareholders have agreed to give to Remec, Remec undertakes as follows:-

(a) in the event that the Offer is made and fails to become or be declared wholly unconditional by reason of the non satisfaction of condition (d) as set out in the draft announcement annexed hereto (the "CONDITION"), (and not, for the avoidance of doubt, for any other reason) Remec will subscribe (the "SUBSCRIPTION") for 11,200,000 ordinary shares of 5p in the capital of Airtech at a price per Airtech share of 40 pence. Such shares shall rank pari passu in all respects with the existing issued share capital of Airtech. The Subscription shall be made within 28 days of the satisfaction of the conditions precedent set out in this letter.

(b) Remec shall have the right at all times following the Subscription to appoint one of seven or fewer or two of eight or more directors of Airtech;

(c) Remec shall have no obligation to make the Subscription in the event that the Condition is not fulfilled by reason of:

     (i) any matter which has been disclosed by or on behalf of Airtech to Ernst & Young and which disclosure was untrue, inaccurate or misleading; or

     (ii) any arrangement being put in place by N Randall or any company controlled by him in relation to the New Airtech Property (as defined in the draft Press Announcement

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                  annexed hereto) which would affect the consideration payable by Remec for the New Airtech Property (other than a mortgage not exceeding 90% of the value of such property to be put in place prior to the making of the Offer in form acceptable to Remec).

     (d)  the Subscription shall be conditional upon:

          (i) irrevocable undertakings to accept the Offer being received by Remec in respect of, in aggregate, 23,682,428 Airtech shares, in a form acceptable to Remec and such undertakings having been complied with in full in accordance with their terms;

          (ii) affiliate agreements being received by Remec from the persons set out in the Appendix hereto in a form reasonably acceptable to Remec and such agreements having been complied with in full in accordance with their terms;

          (iii) the approval in general meeting of Airtech shareholders being given to the Subscription and all matters ancillary thereto or necessary therefor;

          (iv) no shares or rights over shares having been issued by Airtech or any of its subsidiaries after the date hereof without the prior written consent of Remec;

          (v) the London Stock Exchange agreeing to admit such shares to listing and listing becoming effective subject only to allotment;

          (vi) there being no material adverse change in the financial or trading position or prospects of Airtech and its subsidiaries since 31 December 1997, save as disclosed in writing to Remec prior to the date hereof; and

          (vii)   there being no material change in control of Airtech.

Each of the parties undertakes to use its best endeavours to enter into mutually acceptable agreements in relation to those aspects of their ongoing sales and marketing business relationship referred to in the document in the agreed form headed "Sales & Marketing Collaboration", contemporaneously with the Offer being declared unconditional.

By agreeing to the terms of this letter, Airtech undertakes to its best endeavours to procure the satisfaction of the conditions to the Offer and, in the event of the Offer failing to become or be declared unconditional as set out in paragraph (a) above, the conditions set out in paragraph (d) above.

Remec's obligations under this letter shall cease and be of no effect in the event that the Subscription is not completed within 60 days of the Offer lapsing.

This letter shall be governed by English law and the parties hereby submit to the non-exclusive jurisdiction of the High Court of England and Wales in relation to any dispute arising out of this letter.




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If you are in agreement with the full terms of this letter please indicate your agreement by executing and returning a copy of this letter. On execution by both parties this letter shall have effect as a deed.



Executed and delivered as a deed by          )
REMEC, INC.                                  )
acting by:                                   )



Executed and delivered as a deed by          )
AIRTECH PLC                                  )
acting by two of its directors/              )
one of its directors and its secretary       )